UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

March 4, 2022

EDGAR CORRESPONDENCE

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Ladies and Gentlemen:

On behalf of the Registrant, attached herewith for filing pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”), is Post-Effective Amendment No. 533 to the Registration Statement on Form N-1A for three new series, AlphaTrAI Large Cap Night ETF, AlphaTrAI Mid Cap Night ETF, and AlphaTrAI Small Cap Night ETF, to become effective on May 18, 2022.

If you have any questions or would like further information, please contact me at (513) 346-3324.

Sincerely,

/s/ Elisabeth A. Dahl

Elisabeth A. Dahl

Secretary